Exhibit 99.3

Date: 20/09/2010		510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: TITAN TRADING ANALYTICS INC

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :		Annual General and Special Meeting
Record Date for Notice of Meeting :		15/10/2010
Record Date for Voting (if applicable) :		15/10/2010
Beneficial Ownership Determination Date :		15/10/2010
Meeting Date :		19/11/2010
Meeting Location (if available) :		TBA

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	887902104	CA8879021043

Sincerely, Computershare Trust Company of Canada / Computershare Investor Services Inc. Agent for TITAN TRADING ANALYTICS INC